

February 4, 2014

<u>Via E-mail</u>
Sterling Scott
Chief Executive Officer
GrowLife, Inc.
20301 Ventura Blvd; Suite 126
Woodland Hills, CA 91364

  Re: **GrowLife, Inc**
     Form 10-K for the Year Ended December 31, 2012
     Filed April 1, 2013
     File No. 0-50385

Dear Mr. Scott:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ John Cash

     John Cash
     Accounting Branch Chief